1

Exhibit 99.1
MARKET RELEASE

Change in Directorate
Johannesburg, 27 March 2020:
In terms of Section 3.59 of the Listings Requirements of the JSE Limited, the
Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) Board (“the Board”) is pleased to announce the appointment of Dr Elaine Dorward-King as an Independent Non-Executive Director of the Company with immediate effect.
Elaine is a recently retired executive with over 28 years of leadership experience in developing and implementing sustainable development, safety, health and environmental strategies and programmes in the mining, chemical and engineering consulting sectors. From 2013 to June 2019, Elaine served as the Executive Vice President of
Sustainability and External Relations for Newmont Mining Corporation (Newmont), where she led the development and implementation of strategy, policy, and standards across the company in environmental, social responsibility, community relations, external affairs, government relations and communications areas. She was a member of the Company’s Executive Leadership Team (ELT) and was one of four ELT members on the
Company’s Investment Committee. From June 2019 until January 2020, Elaine was Executive Vice President of
ESG Strategy for Newmont.
Prior to joining Newmont, Elaine spent 20 years at Rio Tinto where she held a variety of leadership roles including two years as Managing Director of Richards Bay Minerals (Pty) Ltd, one the world’s largest producers of mineral sands products including titanium dioxide feedstock, zircon, rutile and high-grade iron. Elaine also served as the
Global Head of Health, Safety and Environment for Rio Tinto, a role she held for eight years following other roles of increasing responsibility. Prior to that, Elaine worked for an engineering consulting firm, EBASCO Trading
Corporation, and for Monsanto Chemical Company, in the agricultural products division. Since retiring from
Newmont, Elaine has recently joined the Boards of Kenmare Resources plc, a leading producer of titanium minerals and zircon; Great Lakes Dredge and Dock Company LLC, an American company providing construction services in dredging and land reclamation; Bond Resources Inc, a Canadian listed mineral exploration company; and NOVAGOLD Resources Inc, a North American gold exploration and development company. In addition, Elaine serves on the Boards of two non-profit organizations, Resources for the Future and
Project WET Foundation.
The Board welcomes Dr Elaine Dorward-King to Sibanye-Stillwater and looks forward to her valuable contribution to the ongoing development of the Group.

The Board also announces the resignations with immediate effect of Messrs Wang Bin and Lu Jiongjie. The Board thanks Messrs Wang Bin and Lu Jiongjie for their continued support of the organisation.
Ends.

Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
FORWARD LOOKING STATEMENTS
The information in this announcement may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye-Stillwater Limited’s (“Sibanye-Stillwater” or the
“Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.

All statements other than statements of historical facts included in this announcement may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”,
“expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer and in the Group’s Annual Integrated Report and Annual
Financial Report, published on 29 March 2019, and the Group’s Annual Report on Form 20-F filed by Sibanye-
Stillwater with the Securities and Exchange Commission on 5 April 2019 (SEC File no. 001-35785), and the Form
F-4 filed by Sibanye Stillwater Limited with the Securities and Exchange Commission on 4 October 2019
(SEC File no. 333-234096) and any amendments thereto. Readers are cautioned not to place undue reliance on such statements.